Impact capital

SEC No 82-34925

# IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

06016084

*5 August 2006*

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SEC MAIL RECEIVED AUG 1 5 2006 161 WASH. DC

SUPPL

Dear Sir/Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b)

Sincerely

Lawrence Litzow
Corporate Secretary

PROCESSED
AUG 1 8 2006
THOMSON
FINANCIAL



9/10 Felix Street, Brisbane Q 4000, Australia.
Telephone: (07) 3211 9811

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

IMPACT CAPITAL LIMITED

ABN

22 094 503 385



We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully paid ordinary shares ('Shares') |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 9,000,000 released from restriction on 28 December 2005. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As set out in the company's constitution |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 3,880,000<br>15,227,500<br><br>7,310,000 | Convertible Notes<br>ASX Escrow Ordinary shares<br>Voluntary escrow |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | As set out in the prospectus provided to ASX on 6 July 2005 |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | n/a |
| 12 | Is the issue renounceable or non-renounceable? | n/a |
| 13 | Ratio in which the +securities will be offered | n/a |
| 14 | +Class of +securities to which the offer relates | n/a |
| 15 | +Record date to determine entitlements | n/a |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | n/a |
| 17 | Policy for deciding entitlements in relation to fractions | n/a |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br><br>Note: Security holders must be told how their entitlements are to be dealt with.<br><br>Cross reference: rule 7.7. | n/a |
| 19 | Closing date for receipt of acceptances or renunciations | n/a |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | n/a |
| 21 | Amount of any underwriting fee or commission | n/a |
| 22 | Names of any brokers to the issue | n/a. |
| 23 | Fee or commission payable to the broker to the issue | n/a |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | n/a |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | n/a |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | n/a |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | n/a |
| 28 | Date rights trading will begin (if applicable) | n/a |
| 29 | Date rights trading will end (if applicable) | n/a |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | n/a. |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | n/a |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | n/a |
| 33 | +Despatch date | n/a |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | 9,000,000 Ordinary shares |
| 39 | Class of +securities for which quotation is sought | Fully paid ordinary shares |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | End of restriction period |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| 65,153,118 | Ordinary shares |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .. ... Date: 10 July 2006
(Director/Company secretary)

Print name: Lawrence Litzow

== == == == ==

*Rule 3.19A.3*

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| |
|---|
| **Name of entity : IMPACT CAPITAL LIMITED** |
| **ABN : 22 094 503 385** |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of director** | Bruce Raymond JUDGE |
| **Date of last notice** | 5 July 2005 |
| **Date that director ceased to be director** | 30 June 2006. |

### Part 1 – Director's relevant interests in securities of which the director is the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Number & class of securities** |
|---|
| |

+ See chapter 19 for defined terms.

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest | **Number & class of securities** |
|---|---|
| **Pemgold Pty Ltd & Jalpont Pty Ltd (Shareholder of Joint holder Pemgold Pty Ltd)**<br>**Theseus Holdings Pty Ltd (shareholder)**<br>**Pemgold Pty Ltd (shareholder)** | Ordinary fully paid shares<br>1,880,000<br>70,000<br>50,000<br>2,000,000 |

## Part 3 – Director's interests in contracts

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

+ See chapter 19 for defined terms.

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332 Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

**IMPACT CAPITAL LIMITED**
A.C.N. 094 503 385

3 July 2006

# NEW CHAIRMAN TO SUCCEED BRUCE JUDGE

The Directors of Impact Capital Limited are pleased to announce the appointment of leading Brisbane accountant Kenneth Rich as the Company's new Chairman following the resignation of Bruce Judge from the board.

Mr Rich, 61, is a business and financial management specialist who joined the board of Impact Capital in January 2005. Ken is a director of Horwath Motor Industry Services Pty Ltd.

He succeeds Impact Capital's inaugural chairman Bruce Judge who successfully steered the company through its start-up phase, Australian Stock Exchange listing and rapid establishment over the past 18 months as Australia's leading pre-settlement lender.

Mr Judge resigned to concentrate on his role as chairman of the Manchester-based company Impact Holdings Plc in which Impact Capital now has a substantial minority stake.

Impact's interest in Impact Holdings follows settlement on June 19, of the sale of Impact Capital's UK subsidiary Impact Funding (UK) Ltd. Impact Holdings is listed on the London Stock Exchange's Alternative Investment Market.

The deputy chairman of Impact Holdings and a major shareholder is London-based businessman and former Price Waterhouse audit partner Richard Kilsby.

Managing Director Russell Templeton said Impact Capital was now well placed to participate in Impact Holdings' expected success in the UK while management focused exclusively on growing the Australian business from the solid foundations laid over the past 18 months.

Russell Templeton
Managing Director
+61 (0)7 3211 9811
+(61 (0)407 639 622

Or

Richard Owen
Principal Consultant
Three Plus
+61 (0)7 3503 5700
+61 (0)412 869 937

*Rule 4.7B*

# Appendix 4C

## Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

**IMPACT CAPITAL LIMITED**

ABN

**22 094 503 385**

Quarter ended ("current quarter")

**30 JUNE 2006**

## Consolidated statement of cash flows

| | | | Current quarter $A'000 | Year to date (12 months) $A'000 |
|---|---|---|---|---|
| **Cash flows related to operating activities** | | | | |
| 1.1 | Receipts from customers | | 368 | 1,631 |
| 1.2 | Payments for | (a) staff costs | (137) | (580) |
| | | (b) advertising and marketing | (106) | (404) |
| | | (c) research and development | - | - |
| | | (d) leased assets | - | - |
| | | (e) other working capital | (772) | (2,710) |
| 1.3 | Dividends received | | - | - |
| 1.4 | Interest and other items of a similar nature received | | 349 | 1,003 |
| 1.5 | Interest and other costs of finance paid | | (289) | (1,007) |
| 1.6 | Income taxes paid | | - | - |
| 1.7 | Other (provide details if material) | | - | - |
| | **Net operating cash flows** | | (587) | (2,067) |

+ See chapter 19 for defined terms.

| | | Current quarter $A'000 | Year to date (12 months) $A'000 |
|---|---|---|---|
| 1.8 | Net operating cash flows (carried forward) | (587) | (2,067) |
| | **Cash flows related to investing activities** | | |
| 1.9 | Payment for acquisition of: | | |
| | (a) businesses (item 5) | - | 777 |
| | (b) equity investments | - | - |
| | (c) intellectual property | - | - |
| | (d) physical non-current assets | (6) | (71) |
| | (e) other non-current assets | (164) | (196) |
| 1.10 | Proceeds from disposal of: | | |
| | (a) businesses (item 5) | 2,344 | 2,344 |
| | (b) equity investments | - | - |
| | (c) intellectual property | - | - |
| | (d) physical non-current assets | - | 1 |
| | (e) other non-current assets | - | - |
| 1.11 | Loans to other entities | (11) | (856) |
| 1.12 | Loans repaid by other entities | - | 235 |
| 1.13 | Other (Net increase in client loans) | (5,198) | (16,249) |
| | **Net investing cash flows** | (3,035) | (14,015) |
| **1.14** | **Total operating and investing cash flows** | (3,622) | (16,082) |
| | **Cash flows related to financing activities** | | |
| 1.15 | Proceeds from issues of shares, options, etc. | (150) | 11,439 |
| 1.16 | Proceeds from sale of forfeited shares | - | - |
| 1.17 | Proceeds from borrowings | 6,005 | 19,796 |
| 1.18 | Repayment of borrowings | (1,620) | (12,647) |
| 1.19 | Dividends paid | - | - |
| 1.20 | Other (Capital raising) | - | - |
| | **Net financing cash flows** | 4,235 | 18,588 |
| | **Net increase (decrease) in cash held** | 613 | 2,506 |
| 1.21 | Cash at beginning of quarter/year to date | 2,178 | 278 |
| 1.22 | Exchange rate adjustments to item 1.20 | 6 | 13 |
| 1.23 | **Cash at end of quarter** | 2,797 | 2,797 |

+ See chapter 19 for defined terms.

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.24 | Aggregate amount of payments to the parties included in item 1.2 | 335 |
| 1.25 | Aggregate amount of loans to the parties included in item 1.11 | - |

1.26 Explanation necessary for an understanding of the transactions

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

On 1 July 2005, Impact Capital Limited acquired all of the issued shares in Impact Funding Limited on the basis of 2 Impact Capital Limited shares being issued for every Impact Funding Limited share. Under AIFRS, this business combination is accounted for as a reverse acquisition.

On 19 June 2006, Impact Capital Limited sold its wholly owed subsidiary, Impact Funding (UK) Plc to Impact Holdings (UK) Plc [formerly Nanotech Energy Plc] for the following consideration: 16,500,000 10p shares in Impact Holdings UK Plc, 3,400,000 options to subscribe for Impact Holdings UK Plc at a price of 20p per share and cash of $3.8million, of which $1.2 million is outstanding as at 30 June 2006. Settlement of the inter-company loan by Impact Funding (UK) Plc is outstanding at 30 June 2006.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

## Financing facilities available

*Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 15,000 | 5,000 |
| 3.2 | Credit standby arrangements | - | - |

+ See chapter 19 for defined terms.

## Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|
| 4.1 Cash on hand and at bank | 2,797 | 2,178 |
| 4.2 Deposits at call | - | - |
| 4.3 Bank overdraft | - | - |
| 4.4 Other (provide details) | - | - |
| **Total: cash at end of quarter** (item 1.23) | 2,797 | 2,178 |

## Acquisitions and disposals of business entities

| | Acquisitions *(Item 1.9(a))* | Disposals *(Item 1.10(a))* |
|---|---|---|
| 5.1 Name of entity | Impact Funding Limited | Impact Funding (UK) Plc |
| 5.2 Place of incorporation or registration | Queensland | United Kingdom |
| 5.3 Consideration for acquisition or disposal | 36,700,000 fully paid ordinary shares | 16,500,000 10p shares in Impact Holdings (UK) Plc<br><br>3,400,000 options in Impact Holdings (UK) Plc<br><br>$3,754,000 cash |
| 5.4 Total net assets | $4,810,276 | $4,081,000 |
| 5.5 Nature of business | Pre-settlement lending | Pre-settlement lending |

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ............................................ Date: 28th July 2006.
(Director/Company secretary)

Print name: RUSSELL ERIC TEMPLETON

+ See chapter 19 for defined terms.

## Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332 Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

## IMPRESSIVE GROWTH OF IMPACT CAPITAL LOAN BOOK

The Board of Impact Capital Limited ("The Company") is pleased to provide the following update to the market highlighting the strong lending growth rate achieved over the past year.

The Company's loan book (principal) now exceeds A$17M.

As the graph below illustrates the company has enjoyed a steady growth in its loan book in the twelve months up to 30th June 2006.

Managing director Russell Templeton said this impressive lending growth rate confirmed both the attractiveness of the company's loan products in the market and strong underlying demand for them.

"Impact's growth to date has largely come from our activities in the company's home state of Queensland and, to a lesser extent, Western Australia," he said.

"We now have sufficient funds in place to expand from this solid base and maintain our growth momentum by promoting Impact's suite of products down the eastern seaboard of Australia."

**IMPACT CAPITAL LIMITED**
**Loan Book Principal (Consolidated Australia)**


Millions
18
16
14
12
10
8
6
4
30-Jun-05
31-Jul-05
31-Aug-05
30-Sep-05
31-Oct-05
30-Nov-05
31-Dec-05
31-Jan-06
28-Feb-06
31-Mar-06
30-Apr-06
31-May-06
30-Jun-06

### National Australia Bank Loan Facility

As at 30th June 2006 the Company has drawn down A$5M of it's A$15M facility with the National Australia Bank.

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332 Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

**Convertible Notes**

The Company advises that in the period up to 30th June 2006 it has redeemed 2,620,000 convertible notes ("the Notes") at a face value of $1.00 each of the 6,000,000 Notes issued on 4 July 2005.

**About Impact Capital**

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Stock Exchange through a backdoor listing which took effect on July 1, 2005.

The company's four main product offerings relate to:

- personal injury claims;
- matrimonial settlements;
- deceased estate loans; and,
- outlay disbursement funding for key legal firms.

Impact Capital offers a unique facility that traditional lenders such as banks are unable to provide by lending a percentage of an expected payout to customers entitled to a qualifying legal settlement.

For further information please contact:

Russell Templeton
Managing Director
+61 (0)7 3211 9811
+(61 (0)407 639 622

Or

Richard Owen
Principal Consultant
Three Plus
+61 (0)7 3503 5700
+61 (0)412 869 937